FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL

OMB Number: 3235-0287
  Expires: January 31, 2005
 Estimated average burden
hours per response. . . . 0.5

1. Name and Address of Reporting Person* SAFFELL, CHARLES R.	2. Issuer Name and Ticker or Trading Symbol THE TITAN CORPORATION (TTN)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _ _ Director _____ 10% Owner _X_ Officer _____ Other (give title below) (specify below) Senior Vice President
(Last) (First) (Middle) 3033 SCIENCE PARK ROAD	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year NOVEMBER 7, 2002
(Street) SAN DIEGO, CA 92121
5.  If Amendment, Date of Original
     (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line) _X__ Form filed by One Reporting Person ____ Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON STOCK	November 7, 2002		M		1,682	A	$7.2490
COMMON STOCK	November 7, 2002		S		1,582	D	$12.7663
COMMON STOCK	November 7, 2002		G(1)		100	D	$12.7633	-0-

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Under- lying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amt. or # of Shares
Employee Stock Options
  (right to buy)
	$7.2490	11/6/02

M

1,682
(2)

8/10/11
										Common Stock	1,682
91,504
D

Explanation of Responses:
(1)  Bona fide gift to reporting person’s daughter who is not a member of his household.
(2)  These options were granted to the reporting person on August 11, 1999 under the Issuer’s 2000 Employee and Directors Stock Option and Incentive Plan.  The options vest as to 25% of the total option grant on the first anniversary of the grant date, and thereafter become exercisable in increments of one forty-eighth (1/48th) per month on the first day of each month until fully exercisable on August 1, 2003.

	/s/ Charles R. Saffell, Jr. **Signature of Reporting Person	November 8, 2002 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.